UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

                  [X] MERGER

                  [ ] LIQUIDATION


                  [ ] ABANDONMENT OF REGISTRATION

                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

         2.       Name of fund: WT Mutual Fund

         3.       Securities and Exchange Commission File No.: 811-08648

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X] Initial Application [ ] Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  1100 North Market Street
                  Wilmington, DE 19890

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Joseph V. Del Raso, Esq.,
                  Pepper Hamilton LLP
                  3000 Two Logan Square
                  18th and Arch Sts.
                  Philadelphia, PA 19103
                  (215) 981-4506

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


                           NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

                  BNY Mellon Investment Servicing (U.S.) Inc.
                  301 Bellevue Parkway
                  Wilmington, DE 19809

                  Professional Funds Distributor, LLC
                  760 Moore Road
                  King of Prussia, PA 19406

                  Rodney Square Management Corporation
                  1100 North Market Street
                  Wilmington, Delaware 19890

                  Wilmington Trust Company
                  1100 North Market Street
                  Wilmington, DE 19890

         8.       Classification of fund (check only one):

                  [X] Management company;

                  [ ] Unit investment trust; or

                  [ ] Face-amount certificate company.


         9. Subclassification if the fund is a management company (check only one):


                  [X] Open-end          [ ] Closed-end


         10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

                  Delaware

         11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  INVESTMENT ADVISER

                  Rodney Square Management Corporation
                  1100 North Market Street
                  Wilmington, Delaware 19890

                  SUB-ADVISERS

                  Wilmington Trust Investment Management, LLC
                  3280 Peachtree Road, NE
                  27(th) Floor
                  Atlanta, GA 30326

                  Acadian Asset Management LLC
                  One Post Office Square
                  Boston, MA 02109

                  AEW Management and Advisors, L.P.
                  Two Seaport Lane
                  World Trade Center East
                  Boston, MA 02210

                  Armstrong Shaw Associates, Inc.
                  45 Grove Street
                  New Canaan, CT 06840

                  Artio Global Management, LLC (formerly, Julius Baer Investment Management LLC)
                  330 Madison Avenue
                  New York, NY 10017

                  Batterymarch Financial Management, Inc.
                  The John Hancock Tower
                  200 Clarendon Street
                  Boston, MA 02116

                  Bennett Lawrence Management, LLC
                  60 East 42(nd) Street
                  43 (rd) Floor
                  New York, NY 10165

                  The Boston Company Asset Management, LLC
                  One Boston Place
                  Boston, MA 02109

                  CBRE Clarion Securities, LLC (formerly, ING Clarion Real Estate Securities, LLC)
                  201 King of Prussia Road
                  Suite 600
                  Radnor, PA 19087

                  Cramer Rosenthal McGlynn, LLC
                  520 Madison Avenue
                  New York, NY 10022

                  Dimensional Fund Advisors, LP
                  6300 Bee Cave Road
                  Building One
                  Austin, TX 78746

                  EII Realty Securities Inc.
                  640 Fifth Avenue
                  8(th) Floor
                  New York, NY 10019


                  Equity Investment Corporation
                  3007 Piedmont Road, NE
                  Atlanta, GA 30305

                  First Quadrant, LP
                  800 East Colorado Boulevard
                  Suite 900
                  Pasadena, CA 91101

                  Goldman Sachs Asset Management, L.P.
                  200 West Street
                  New York, NY 10282

                  HSBC Asset Management (France) (formerly, Sinopia Asset Management, S.A.)
                  4, Place de la Pyramide,
                  Immeuble Ile-de-France - 92800 Puteaux - La Defense 9
                  France

                  Montag & Caldwell, Inc.
                  3455 Peachtree Road NE
                  Suite 1200
                  Atlanta, GA 30326

                  Pacific Investment Management Company LLC
                  840 Newport Center Drive
                  Suite 100
                  Newport Beach, CA 92660

                  Parametric Portfolio Associates, LLC
                  1918 Eighth Avenue
                  Suite 3100
                  Seattle, Washington 98101

                  Principal Global Investors, LLC
                  801 Grand Avenue
                  Des Moines, IA 50392

                  Real Estate Management Services Group, LLC
                  1100 Fifth Avenue South
                  Suite 205
                  Naples, FL 34102

                  Robeco Investment Management, Inc.
                  909 Third Avenue
                  32(nd) Floor
                  New York, NY 10022


                  Roxbury Capital Management, LLC
                  100 Wilshire Boulevard
                  Suite 1000
                  Santa Monica, CA 90401

                  Standish Mellon Asset Management Company LLC
                  Mellon Financial Center
                  One Boston Place
                  Suite 024-0344
                  Boston, MA 02108

                   Systematic Financial Management, L.P.
                   300 Frank W. Burr Boulevard
                   Glenpointe East 7(th) Floor
                   Teaneck, NJ 07666

                   TAMRO Capital Partners LLC
                   1660 Duke Street
                   Suite 200
                   Alexandria, VA 22314

         12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                   Professional Funds Distributor, LLC
                   760 Moore Road
                   King of Prussia, PA 19406

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)      Depositor's name(s) and address(es): Not applicable

                  (b)      Trustee's name(s) and address(es): Not applicable

         14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?


                  [ ] Yes          [X] No


                  If Yes, for each UIT state:

                          Name(s):

                          File No.: 811-_______________

                          Business Address:

         15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes          [ ] No


                   If Yes, state the date on which the board vote took place:

                   November 17, 2011

                   If No, explain:

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                   [X] Yes          [ ] No

                   If Yes, state the date on which the shareholder vote took place:

                   February 21, 2012

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes          [ ] No

                  (a) If Yes, list the date(s) on which the fund made those
                      distributions:

                  March 12, 2012

                  (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

                  (c) Were the distributions made PRO RATA based on share
                      ownership?

                  [X] Yes [ ] No


                  (d) If No to (b) or (c) above, describe the method of
                      distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e) LIQUIDATIONS ONLY:

                      Were any distributions to shareholders made in kind?

                      [ ] Yes          [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         17.      CLOSED-END FUNDS ONLY:

                  Has the fund issued senior securities?

                  [ ] Yes          [ ] No

                  If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

         18. Has the fund distributed ALL of its assets to the fund's shareholders?


                  [X] Yes          [ ] No

                  If No,

                  (a) How many shareholders does the fund have as of the date this form is filed?

                  (b) Describe the relationship of each remaining shareholder to the fund:


         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ] Yes          [X] No

                  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

         20. Does the fund have any assets as of the date this form is filed?


                  (SEE QUESTION 18 ABOVE)

                  [ ] Yes          [X] No

                  If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?


                  [ ] Yes          [ ] No

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face- amount certificate company) or any other liabilities?


                  [ ] Yes          [X] No

                  If Yes,

                  (a) Describe the type and amount of each debt or other liability:

                  (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         22.      (a)      List the expenses incurred in connection with the
                           Merger or Liquidation:

                           (i)   Legal expenses: $442,797

                           (ii)  Accounting expenses: $28,000

                           (iii) Other expenses (list and identify separately):
                                 $105,820

                                 Printing and postage: $44,890

                                 Proxy campaign calling: $42,930

                                 Other miscellaneous: $18,000

                           (iv) Total expenses (sum of lines (i)-(iii) above):
                                $576,617

                    (b)    How were those expenses allocated?


                           Not applicable. All expenses were paid by the investment adviser on behalf of each Fund.

                    (c)    Who paid those expenses?

                            All expenses incurred in connection with the merger were paid by the investment adviser on behalf of each Fund. Accordingly, the expenses were not allocated among the Funds.

                   (d)      How did the fund pay for unamortized expenses
                            (if any)?

                             Not applicable. All expenses were paid by the investment adviser on behalf of each Fund.

         23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes          [X] No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

         24. Is the fund a party to any litigation or administrative proceeding?

                  [X] Yes          [ ] No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

                  WT Mutual Fund is a respondent in an administrative proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company (the "Committee"), on behalf of Tribune Company, et. al. The Committee brought this action to recover from various shareholders of Tribune Company amounts received by those holders in exchange for their shares in a leveraged buyout of Tribune Company. The Wilmington Multi-Manager Mid-Cap Fund and the Wilmington Large-Cap Strategy Fund (formerly, the Wilmington Multi-Manager Large-Cap Fund) held shares in Tribune Company and received $104,210 and $11,866, respectively, in connection with the leveraged buyout. In 2007, the Wilmington Multi-Manager Mid-Cap Fund was reorganized into the Wilmington Large-Cap Strategy Fund. It is the Registrant's understanding that any obligation of the WT Mutual Fund with respect to this matter has been assumed by the Wilmington Large- Cap Strategy Fund of Wilmington Funds (formerly known as MTB Group of Funds), successor fund to the Wilmington Large-Cap Strategy Fund in connection with the reorganization.

         25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes          [X] No

                  If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

         26. (a) State the name of the fund surviving the Merger: Each series of WT Mutual Fund has been reorganized into a corresponding series of the Wilmington Funds, as indicated in the chart below. MTB Group of Funds was renamed the Wilmington Funds on March 12, 2012.

SERIES OF WT MUTUAL FUND                      CORRESPONDING SERIES OF WILMINGTON FUNDS

Wilmington Prime Money Market Fund            MTB Money Market Fund (renamed the "Wilmington
                                              Prime Money Market Fund")

Wilmington U.S. Government Money Market Fund  MTB U.S. Government Money Market Fund (renamed the "Wilmington U.S. Government Money Market
                                              Fund")

Wilmington Tax-Exempt Money Market Fund       MTB Tax-Free Money Market Fund (renamed the
                                              "Wilmington Tax-Exempt Money Market Fund")

Wilmington Short/Intermediate-Term Bond Fund  MTB Intermediate-Term Bond Fund (renamed the
                                              "Wilmington Intermediate-Term Bond Fund")

Wilmington Municipal Bond Fund                MTB Municipal Bond Fund (renamed the "Wilmington
                                              Municipal Bond Fund")

Wilmington Broad Market Bond Fund             MTB Income Fund (renamed the "Wilmington Broad
                                              Market Bond Fund")

Wilmington Large-Cap Strategy Fund            MTB Large-Cap Strategy Fund (renamed the
                                              "Wilmington Large-Cap Strategy Fund")

Wilmington Small-Cap Strategy Fund            MTB Small-Cap Strategy Fund (renamed the
                                              "Wilmington Small-Cap Strategy Fund")

Wilmington Aggressive Asset Allocation Fund   MTB Strategic Allocation Fund -- Aggressive (renamed
                                              the "Wilmington Strategic Allocation Aggressive
                                              Fund")

Wilmington Conservative Asset Allocation Fund MTB Strategic Allocation Fund -- Conservative
                                              (renamed the "Wilmington Strategic Allocation
                                              Conservative Fund")

Wilmington Multi-Manager International Fund   MTB International Equity Fund (renamed the
                                              "Wilmington Multi-Manager International Fund")

Wilmington Multi-Manager Real Asset Fund      MTB Multi-Manager Real Asset Fund (renamed the
                                              "Wilmington Multi-Manager Real Asset Fund")


             (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-05514

             (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  The form of Agreement and Plan of Reorganization was filed as an exhibit to the registration statement of MTB Group of Funds (File No. 333-178303) filed on Form N-14 on December 2, 2011.

             (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WT Mutual Fund, (ii) he is the President of WT Mutual Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                             /s/ John J. Kelley
                                             ------------------
                                             John J. Kelley
                                             President